UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07- 12

DRILLING EXTENDS CUELLO ZONE MINERALIZATION AT DON SIXTO PROJECT

Vancouver, BC, May 3, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter”) reports that eleven new diamond drill holes have continued to extend mineralization, both laterally and at depth, in the Cuello Zone at its Don Sixto project in Argentina.

Exeter’s Chairman, Yale Simpson commented: “The Cuello Zone, one of four principal vein sets that constitute the Don Sixto deposit, is a classic extensional vein system within a mineralized corridor of at least 250 metres in width. We are encouraged that drilling continues to discover new veins that are not represented at surface.”

“Our success in the Cuello Zone follows recently-announced vein discoveries on the Mandibula and Luna zones. New independent resource estimates for the Don Sixto Project are expected by the end of this month.”

New Drill Results

Central and Eastern Cuello Veins

Highlights from four new diamond drill holes testing the central and eastern Cuello veins include:

•	6.7 metres (“m”) grading 6.0 grams per tonne (“g/t”) gold, and a deeper zone of

22.6 m grading 2.7 g/t gold, in hole LCD-082,

•	2.5 m grading 3.4 g/t gold in hole LCD-168, and
•	1.5 m grading 6.3 g/t gold in hole LCD-173.

Cuello West Veins

Highlights from seven new diamond drill holes, and the extension to an earlier diamond drill hole, testing the strike extensions to the Cuello West veins include:

•	7.0 m grading 3.7 g/t gold in hole LCD-168,
•	0.5 m grading 30.1 g/t gold in hole LCD-169,
•	3.9 m grading 16.3 g/t gold, and 0.6 m grading 13.4 g/t gold, in hole LCD-171,
•	6.0 m grading 6.8 g/t gold in hole LCD-172,
•	1.2 m grading 5.9 g/t gold in hole LCD-155,
•	3.1 m grading 7.5 g/t gold, and 0.7 m grading of 9.9 g/t gold in hole LCD-166,
•	m grading 7.0 g/t gold, and 0.7 m grading of 7.9 g/t gold in hole LCD-207, and
•	3.6 m grading 3.5 g/t gold in hole LCD-210.

Mineralization at Cuello West, which remains open to the south, has been extended by an additional 120 metres to the south, for a total strike length that exceeds 300 metres. The intersection of new mineralization in LCD-171 at depth indicates the potential that the Cuello West vein set is also open to the west.

For a detailed map showing locations, please click here.

For a detailed table of significant new drill results, please click here.

TABLE OF SIGNIFICANT NEW DRILL RESULTS FROM 12 DRILL HOLES IN THE CUELLO ZONE AT DON SIXTO

NEWS RELEASE NR 07-12 DATED MAY 03, 2007

Significant assay results from the new drilling, at a cut-off grade of 0.5 g/t gold, are as follows. All intercepts are down-hole widths.

Hole	From (m)	To (m)	Width (m)	Au grade (g/t)
LCD-82	85.0	88.0	3.0	1.0*
	117.9	124.6	6.7	6.0**
including	120.4	122.0	1.6	15.1
	143.5	147.2	3.7	1.5
	151.1	173.7	22.6	2.7
including	155.7	157.1	1.4	9.1
and	167.0	167.7	0.7	8.2
and	171.0	171.6	0.6	12.3
	178.0	182.2	4.2	3.2
including	180.9	182.2	1.3	7.9
	197.7	200.7	3.0	4.4
including	199.8	200.7	0.9	9.9
LCD-139	9.7	15.9	6.2	8.6***
including	10.3	13.1	2.8	14.9
LCD-155	185.3	186.5	1.2	5.9****
LCD-159	57.0	58.0	1.0	1.5
	108.0	110.0	2.0	1.0
LCD-166	79.7	81.2	1.5	1.6
	82.9	86.0	3.1	7.5
including	82.9	83.6	0.7	22.4
	146.3	147.0	0.7	9.9
LCD-168	161.0	162.0	1.0	1.6
	172.0	174.5	2.5	3.4
	255.0	257.0	2.0	1.4
	260.0	262.6	2.6	4.3
including	261.4	262.6	1.2	8.8
	275.0	282.0	7.0	3.7
including	278.6	279.5	0.9	11.7
and	280.2	281.0	0.8	16.3
	295.1	297.0	1.9	2.4
LCD-169	117.0	121.0	4.0	1.3
including	120.0	121.0	1.0	3.0
	140.1	140.6	0.5	30.1
LCD-171	81.9	82.5	0.6	13.4
	93.0	96.1	3.1	3.0
including	93.0	93.9	0.9	5.4
	111.0	112.0	1.0	2.0

	114.0	117.9	3.9	16.3
including	117.1	117.9	0.8	76.9
LCD-172	4.0	7.0	3.0	1.0
	9.0	15.0	6.0	6.8
including	9.6	12.0	2.4	15.3
LCD-173	82.6	83.1	0.5	1.5
	99.3	99.8	0.5	1.3
	109.0	109.5	0.5	1.5
	126.3	127.3	1.0	2.4
	171.1	172.0	0.9	1.1
	210.7	212.2	1.5	6.3
	230.6	231.1	0.5	1.6
LCD-207	50.0	51.0	1.0	7.0
	56.0	57.0	1.0	2.2
	105.0	106.0	1.0	3.1
	112.0	117.4	5.4	1.6
including	116.7	117.4	0.7	7.9
	137.8	138.8	1.0	2.6
LCD-210	82.4	82.9	0.5	1.8
	94.0	95.2	1.2	1.2
	97.0	100.6	3.6	3.5
including	100.0	100.6	0.6	8.8
	131.0	131.7	0.7	3.9**

Notes:

All results are down-hole intervals and may not represent true widths mineralization.

*	The intersection within LCD-82 from 85.0 – 88.0 metres represents a sample in the reverse circulation pre-collar portion of the diamond hole.

LCD-82, which commenced in November 2005, was suspended at 120 metres due to equipment trapped down the hole. The equipment was rescued in October 2006 and the hole completed.

**

Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests (“SCT”). In each case for reporting purposes the intervals have been assigned a gold grade of zero. The drill intercepts thus affected include the following:

the interval 117.0 – 117.9 metres in LCD-82, and

the interval 131.7 – 134.0 metres in LCD-210.

***

LCD-139 is a diamond twin of a previously drilled reverse circulation hole sited approximately six metres from LCP-127, which assayed 7.0 metres at a grade of 8.1 g/t gold from a 9.0 metre down hole depth (including 3.0 metres at a grade of 13.9 g/t gold from 10.0 metres).

****	The assay results presented above for LCD-155 represent an extension to that hole, where the previous results from 0 to 163.9 metres were reported in the news release dated October 2nd, 2006.

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For a detailed map showing locations see above

At Cuello West, LCD-166 was sited as an infill drill hole while LCD-172 was drilled to test, at shallower levels, the assay results returned from LCD-152 (reported in the news release dated 2nd October, 2006). LCD-172 and LCD-152 confirmed the 50 metre northern extension of mineralization at Cuello West.

Drill holes LCD-169, LCD-171, LCD-207, LCD-210 and the extension of LCD-155 were sited to test the potential extension of the mineralization to the south at Cuello West. Significantly, LCD-171 intersected additional new mineralization at depth which indicates that the Cuello West vein set is still open to the west. Further drilling will be sited to test the potential extension of these veins.

LCD-175 and LCD-174, sited 50 metres west and 50 metres south, respectively, of LCD-169 failed to intersect significant mineralization, however, LCD-175 intersected a northwest trending barren dyke in place of veining at depth. LCD-174 intersected this same barren dyke at the junction with the north-south trending barren felsic dyke of Central Cuello. This northwest trending dyke marks the boundary of a southern downthrown structural block, verified by the intersection, mid-hole in LCD-174, of younger rhyolitic ignimbrites. Minor veining and low grades (less than 0.7 g/t gold) were intersected at depth and indicate the potential for additional mineralization to the west, south and at depth of LCD-174.

At Cuello East LCD-82, LCD-173 and LCD-159 were all sited as infill drill holes. As stated above, LCD-139 was drilled as a twinned hole of an existing reverse circulation drill hole.

LCD-168 was sited as a step-back hole to test the main Cuello mineralization at depth; however the mineralization at depths of greater than 220 metres actually represents Cuello West mineralization. This hole was drilled on the same section as LCD-169 and as the distance between the intersections in these two holes is greater than 150 metres additional infill drilling has been designed.

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling. Note that the drill widths presented above are drill intersection widths and may not represent the true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

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Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling. Note that the drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

The Don Sixto Project in Argentina is rapidly advancing towards a decision on mine development options. A new, independently determined, resource calculation is scheduled for release in late May, ahead of a Development Options Study, to establish the parameters necessary for feasibility and environmental studies.

In the prospective Patagonia region, of Argentina, Exeter is currently drilling the Cerro Moro gold-silver project, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. Drilling will continue through 2007 to extend the high grade gold-silver intersections returned from the last two drilling phases.

In Chile, the Caspiche gold-silver discovery is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Following the successful initial drilling program in January, Exeter recently completed a second drilling program of 2,000 metres and assay results are awaited.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

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For further information, please contact:

Bryce Roxburgh, President or Rob Grey, VP Corporate Communications

Tel: 604.688.9592

Fax: 604.688.9532

Toll-free: 1-888-688-9592

Suite 1260, 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date May 3, 2007

By:	/s/ Susan McLeod

Susan McLeod

Secretary